TSX:GNG
www.goldengoliath.com

Vancouver, Canada, June 14, 2012

For immediate release

Golden Goliath Appoints New Director

Golden Goliath Resource (TSX V:GNG) (US:GGTH-F) is pleased to announce the appointment of David Moore to the Board of Directors.  Mr. Moore is President & CEO of Serengeti Resources Inc.  Prior to joining Serengeti, David had a 30 year career with Teck Cominco; including management of Cominco’s Western Canadian and Canadian Exploration groups between 1995 and 1998, and International Exploration group from 1991 to 2001.  He has participated in the discovery and delineation of mineral deposits in a number of countries including leading the drill-out of the world class Red Dog zinc-lead deposit in Alaska.  He brings experience and expertise from grassroots prospecting, to resource delineation, to exploration management and international business development.

Since joining Serengeti in 2004 Mr. Moore has been instrumental in transforming the company into a successful British Columbia based mineral explorer.  Moving early to acquire a large land package in the highly prospective Quesnel trough, he has raised more than $30 million in equity financing and in late 2006, along with partner Myron Osatenko, lead the discovery of the Kwanika copper-gold deposit. The significance of this discovery was recognized by AMEBC in 2011 when Mr. Moore was co-awarded the prestigious H.H.  “Spud” Huestis Prospector of the Year Award.

Mr. Moore serves on the board of Murgor Resources Inc. and he is currently a member of board of the Association of Mineral Exploration of British Columbia (AMEBC).

The Company also wishes to report that Richard Hughes and Rob Hutchinson have retired from the Board.  Messrs. Hughes and Hutchinson have both served as directors since prior to the Company going public and the Company wishes to thank them for their time and dedication to the Company over the years.

Golden Goliath CEO, Paul Sorbara comments “We are very pleased to have David on the Board.  His extensive experience and knowledge will be invaluable to the Company as it moves forward.  Further, we thank Richard and Rob for their contributions to the Company and wish them well in their future endeavours.”

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604)-682-2950
Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.